Exhibit 99.1

iKang Announces Unaudited Financial Results for Fiscal First Quarter Ended June 30, 2015

BEIJING, August 24, 2015 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), the largest provider in China’s fast growing private preventive healthcare services market with a market share of 13.6% in terms of revenue in calendar year 2014, today announced its unaudited financial results for the fiscal first quarter ended June 30, 2015.

Fiscal First Quarter ended June 30, 2015 Financial Highlights

•                  Net revenues were US$86.3 million, an increase of 43.4% year-over-year

•                  Gross profit was US$42.1 million, an increase of 45.0% year-over-year

•                  Operating income was US$14.4 million, an increase of 155.4% year-over-year

•                  Non-GAAP operating income(1) was US$14.9 million, an increase of 18.2% year-over-year

•                  Non-GAAP EBITDA was US$21.7 million, an increase of 33.1% year-over-year

•                  Net income attributable to the Company was US$10.7 million, an increase of 447.6% year-over-year

•                  Non-GAAP net income attributable to the Company(2) was US$11.2 million, an increase of 25.0% year-over-year

•                  Basic and diluted income per ADS attributable to common shareholders were US$0.16 and US$0.15, respectively, as compared to US$0.03 and US$0.03, respectively, in the fiscal first quarter of 2014

•                  Non-GAAP basic and diluted income per ADS(3) attributable to common shareholders were US$0.16 and US$0.16, respectively, as compared to US$0.14 and US$0.13, respectively, in the fiscal first quarter of 2014

(1)         Non-GAAP operating income is defined as income from operations excluding share-based compensation expenses.  For more information on these non-GAAP financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

(2)         Non-GAAP net income attributable to the Company is defined as net income attributable to the Company excluding share-based compensation expenses.

(3)         Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income divided by weighted average number of basic and diluted ADS.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented on the results. “We have begun fiscal 2015 on a promising track, having consecutively delivered growth above guidance and across all business lines.  Net revenues in the first quarter grew 43.4% from the corresponding period last year. Operating income increased 155.4% year-over-year and net income surged up 447.6% year-over-year. Our core business in medical examination and disease screening is continuing to perform very well, growing at a fast pace as we continue to focus on maintaining that growth through our strategic imperatives. We have broadened and enhanced our services in dental and other medical service offerings, and have made pleasing progress through diversification as revenues from dental services and other services jumped by 161.3% and 87.4% year-over-year, respectively.

“We have been bullish with our network expansion strategy. In the fiscal first quarter we acquired 12 new medical centers in May and three more in June, adding 15 new medical centers to our fast-expanding nationwide network. In addition, we have recently acquired three more centers in August, and have completed construction of another. With a total of 19 new medical centers, we have made great progress in realizing our annual guidance of 20-25 over full fiscal 2015. As of August 24, 2015, iKang owns and operates 77(1) medical centers across 22 cities in China, 44 of which are in tier one cities and 33 in tier two and three cities. In addition to consolidating our leadership position in medical examination services, we are continuing to build the foundation for long-term mobile healthcare services to drive the transformative growth of iKang. The reception following the launch of our mobile apps earlier this year has been immensely encouraging.”

(1) Among the 77 self-owned medical centers, three medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

Mr. Zhang concluded, “In light of our strong results, the diligent execution of our strategic imperatives, and our investment in the future of iKang, we are confident that we will be able to leverage our dominant position in China’s private preventative healthcare services market to carry our momentum in an exciting direction, with tremendous market opportunities on the horizon. As we look ahead to the rest of fiscal 2015, we will continue our network expansion, consolidate our nationwide presence and invest in the development of the mobile healthcare space, all with a focus on building long-term returns for our shareholders.”

FISCAL FIRST QUARTER ENDED JUNE 30, 2015 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the fiscal first quarter were US$86.3 million, representing a 43.4% increase from US$60.2 million in the same period in the last fiscal year. This was primarily due to an increase in the number of customer visits, an increase in the blended average selling price and the incremental revenue contribution from recent acquisitions. As of June 30, 2015, the number of self-owned medical centers totalled 73 compared to 50 as of June 30, 2014. In the quarter, the Company served approximately a total of 1,037,000 customer visits under both corporate and individual programs, representing an increase of 31.3% over the fiscal first quarter of 2014.

The table below sets forth a breakdown of net revenues:

(US$ million)	1st Fiscal Quarter Ended June 30, 2015	1st Fiscal Quarter Ended June 30, 2014	YoY % Change
Medical Examinations	72.0	51.5	39.7%
Disease Screening	5.5	4.2	31.6%
Dental Services	1.5	0.6	161.3%
Other Services	7.3	3.9	87.4%
Total	86.3	60.2	43.4%

Medical Examinations: Net revenues for the quarter were US$72.0 million, representing a 39.7% increase from US$51.5 million in the same period of last fiscal year. The strong performance was primarily due to an increase of 34.0% in the number of customer visits for medical examinations during the period and an increase of 4.2% in the blended average selling price.

Disease Screening: Net revenues for the quarter were US$5.5 million, representing a 31.6% increase from US$4.2 million in the same period of last fiscal year. Disease screening services refer to the additional services requested by individuals under the basic corporate medical examination programs as a result of individual needs.

Dental Services: Net revenues for the quarter were US$1.5 million, representing a 161.3% increase from US$0.6 million in the same period in the last fiscal year.

Other Services: Net revenues for the quarter were US$7.3 million, representing an 87.4% increase from US$3.9 million in the same period in the last fiscal year, which was mainly due to the incremental revenue contribution from outpatient services, medical consultancy services and packaged medical services.

Cost of Revenues

Cost of revenues for the quarter was US$44.2 million, representing a 42.0% increase from US$31.1 million in the same period in the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the quarter was US$42.1 million, representing a 45.0% increase from US$29.1 million in the same period in the last fiscal year. Gross margin for the quarter was 48.8%, as compared to 48.3% in the first quarter of fiscal 2014.

Operating Expenses

Total operating expenses for the quarter were US$27.7 million, representing an 18.3% increase from US$23.4 million in the same period in the last fiscal year.

Selling and marketing expenses

Selling and marketing expenses for the quarter were US$14.0 million, accounting for 16.3% of total net revenues as compared to 11.5% in the same period in the last fiscal year. The increase in the selling and marketing expenses was mainly due to the expansion of sales and marketing team and the increase in our investment in brand building to further upgrade our high quality image.

General and administrative expenses

General and administrative expenses for the quarter were US$13.0 million, accounting for 15.0% of total net revenues as compared to 27.0% in the same period in the last fiscal year. Excluding share-based compensation of US$492,000 for this quarter and US$6,976,000 for the same quarter last year, non-GAAP general and administrative expenses for the quarter would be US$12.5 million as compared to US$9.3 million in the same period in the last fiscal year, which reflected an increase of 34.2%.

Research and development expenses

Research and development expenses for the quarter were US$717,000, accounting for 0.8% of total net revenues as compared to 0.4% in the same period in the last fiscal year.

Income from Operations

Income from operations for the quarter was US$14.4 million, representing a 155.4% increase in the income from US$5.7 million in the same period in the last fiscal year. Excluding share-based compensation of US$492,000 for this quarter and US$6,976,000 for the same quarter last year, non-GAAP income from operations for the quarter was US$14.9 million as compared to US$12.6 million, which reflected an increase of 18.2%.

Net Income

Net income attributable to the Company for the quarter was US$10.7 million, representing an increase of 447.6% from a net income of US$1.9 million for the same period in the last fiscal year.

Non-GAAP net income for the quarter was US$11.2 million, representing an increase of 25.0% from US$8.9 million for the same period in fiscal 2014.

Basic and Diluted Earnings per ADS

Basic and diluted loss per ADS attributable to common shareholders were US$0.16 and US$0.15, respectively, compared to basic and diluted loss per ADS attributable to common shareholders of US$0.03 and US$0.03, respectively, in the same quarter of fiscal 2014.

Non-GAAP basic and diluted loss per ADS attributable to common shareholders were US$0.16 and US$0.16, respectively, compared to basic and diluted loss per ADS attributable to common shareholders of US$0.14 and US$0.13, respectively, in the same quarter of fiscal 2014.

Cash and Working Capital

As of June 30, 2015, the Company’s cash and cash equivalents, restricted cash and term deposit totaled US$113.0 million, as compared to US$166.4 million as of March 31, 2015.

The net working capital was US$76.4 million as of June 30, 2015, with current assets of US$248.0 million and current liabilities of US$171.6 million, compared to net working capital of US$115.5 million as of March 31, 2015.

GUIDANCE FOR FISCAL YEAR 2015 ENDING MARCH 31, 2016

For the fiscal year 2015 ending March 31, 2016, the Company reaffirms its net revenues guidance to be between US$383 million and US$390 million, representing a year-on-year increase between 32% and 34%.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

iKang’s management will host a conference call at 8:00 am US Eastern Time (8:00 pm Beijing/Hong Kong Time) on August 25, 2015, to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:                                                                                                                  4001-200-539

Hong Kong:                                                                                     800-905-927

United States:                                                                           1855-298-3404

International:                                                                            +65-6823-2299

Passcode:                                                                                                 8368260

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.ikang.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:                                                                                                                  4001-842-240

Hong Kong:                                                                                     800-966-697

United States:                                                                           1866-846-0868

International:                                                                            +61-2-9641-7900

Replay Passcode:                                                       8368260

Replay End Date:                                                      September 8, 2015

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Reconciliation of non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP is set forth at the end of this release.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2015, the Company served a total of 3.6 million customer visits under both corporate and individual programs.  For the first three months ended June 30, 2015, the Company served a total of 1,037,000 customer visits.

As of August 24, 2015, iKang’s nationwide network consisted of 77(1) self-owned medical centers covering 22 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang and Shenyang, as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

(1) Among the 77 self-owned medical centers, three medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang.ir@fleishman.com

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	As of	As of
	March 31,	June 30,
	2015	2015
ASSETS
Current assets:
Cash and cash equivalents	$97,336	$49,506
Restricted cash	54,417	48,877
Term deposit	14,621	14,653
Accounts receivable, net of allowance for doubtful accounts of $8,055 and $9,330 as of March 31, 2015 and June 30, 2015, respectively	59,650	85,647
Inventories	2,661	2,668
Deferred tax assets-current	5,949	5,953
Prepaid expenses and other current assets	44,031	40,729

Total current assets	$278,665	$248,033

Property and equipment, net	$105,022	$116,175
Acquired intangible assets, net	30,634	38,002
Goodwill	72,101	102,787
Long-term investment	129	20,602
Deferred tax assets-non-current	2,212	3,117
Rental deposit and other non-current assets	10,238	11,358

TOTAL ASSETS	$499,001	$540,074

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $19,530 and $23,230 of March 31, 2015 and June 30, 2015, respectively)	$23,526	$26,179
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $30,631 and $37,376 of March 31, 2015 and June 30, 2015, respectively)	36,790	42,393
Income tax payable (including income tax payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $6,254 and $4,726 of March 31, 2015 and June 30, 2015, respectively)	7,539	7,378
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $31,786 and $41,139 of March 31, 2015 and June 30, 2015, respectively)	38,457	48,212
Deferred government subsidy-current (including deferred government subsidy-current of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $63 and $31 of March 31, 2015 and June 30, 2015, respectively)	63	31
Short term borrowings (including short term borrowings of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $56,772 and $47,408 of March 31, 2015 and June 30, 2015, respectively)	56,772	47,408

Total current liabilities	$163,147	$171,601

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	As of	As of
	March 31,	June 30,
	2015	2015
Deferred tax liabilities-non-current (including deferred tax liabilities non-current of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $6,670 and $9,448 of March 31, 2015 and June 30, 2015, respectively)	$7,506	$9,840

TOTAL LIABILITIES	$170,653	$181,441

Equity:
Total iKang Healthcare Group, Inc. shareholders’ equity	$319,130	$343,750
Non-controlling interests	$9,218	$14,883

TOTAL EQUITY	$328,348	$358,633

TOTAL LIABILITIES AND EQUITY	$499,001	$540,074

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	Three-month periods
	ended June 30,
	2014	2015
Net revenues	$60,164	$86,297
Cost of revenues	31,095	44,152

Gross profit	$29,069	$42,145

Operating expenses:
Selling and marketing expenses	$6,924	$14,031
General and administrative expenses	16,271	12,967
Research and development expenses	224	717

Total operating expenses	$23,419	$27,715

Income from operations	$5,650	$14,430
Loss from forward contracts	(8)	—
Interest expense	(454)	(396)
Interest income	65	186

Income before income tax expenses and gain from equity method investment	$5,253	$14,220
Income tax expenses	3,649	3,783
Gain from equity method investment	521	—

Net income	$2,125	$10,437
Less: Net income/(loss) attributable to non-controlling interests	178	(225)

Net income attributable to iKang Healthcare Group, Inc.	$1,947	$10,662
Deemed dividend to preferred shareholders	100	—
Undistributed earnings allocated to preferred shareholders	201	—

Net income attributable to common shareholders of iKang Healthcare Group, Inc.	$1,646	$10,662

Net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.05	$0.31
Diluted	$0.05	$0.30

Net income per ADS (one common share equals to two ADSs)
Basic	$0.03	$0.16
Diluted	$0.03	$0.15

Weighted average shares used in calculating net income per common share
Basic	30,221,632	34,361,539
Diluted	31,460,110	35,290,545

IKANG HEALTHCARE GROUP, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	Three-month periods
	ended June 30,
	2014	2015
Income from operations	$5,650	$14,430
Add:
Share-based compensation expenses	6,976	492

Non-GAAP operating income	$12,626	$14,922

Net income attributable to iKang Healthcare Group, Inc.	$1,947	$10,662
Add:
Share-based compensation expenses	6,976	492

Non-GAAP net income	$8,923	$11,154

Income from operations	$5,650	$14,430
Add:
Depreciation and amortization	3,678	6,776
Share-based compensation expenses	6,976	492

Non-GAAP EBITDA	$16,304	$21,698

Non-GAAP net income attributable to preferred shareholders of iKang Healthcare Group, Inc.	$698	$—

Non-GAAP net income attributable to common shareholders of iKang Healthcare Group, Inc.	$8,225	$11,154

Non-GAAP net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.27	$0.33
Diluted	$0.26	$0.32

Non-GAAP net income per ADS (one common share equals to two ADSs)
Basic	$0.14	$0.16
Diluted	$0.13	$0.16